
13030482

KH 3/8

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68194

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CKS Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6263 Scottsdale Road, Suite 390
(No. and Street)

Scottsdale (City) Az (State) 85250 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Rodgers 480 451-1276
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Maastricht, CPA (PCAOB Lic # 2253)
(Name – *if individual, state last, first, middle name*)

10640 North 28th Dr, Suite C-209, Phoenix Az 85029
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/14

OATH OR AFFIRMATION

I, Robert M. Rodgers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRS Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


LORI A. ALLEY
Notary Public - Arizona
Maricopa County
My Comm. Expires Oct 30, 2016

Signature

Managing Director & Fin Op

Title

Notary Public

STATE OF ARIZONA }
COUNTY OF MARICOPA } ss.

This instrument was acknowledged before me this 26th day of February, 2013, by R. Michael Rodgers.

In witness whereof I herewith set my hand and official seal.

NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CKS SECURITIES, LLC

Scottsdale, Arizona

FINANCIAL STATEMENTS
WITH ACCOUNTANT'S REPORT

as of December 31, 2012 and 2011

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail

Independent Auditor's Report

To the Member
CKS Securities, LLC:

Report on the Financial Statements

We have audited the accompanying financial statements of CKS Securities, LLC which comprise the balance sheets as of December 31, 2012 and 2011, and the related statements of operations, members equity, and cash flows for the years then ended, and the related notes to the financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Member
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CKS Securities, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phoenix, Arizona
February 26, 2013

Michael Maastricht, CPA

CKS SECURITIES, LLC

Balance Sheets
December 31, 2012 and 2011

ASSETS

	2012	2011
Current assets:		
Cash	$ 22,876	30,095
Accounts receivable	5,000	-
Total current assets	27,876	30,095
	$ 27,876	30,095

MEMBER'S EQUITY

	2012	2011
Current liabilities:		
Accounts payable	$ 7,403	-
Accrued expenses	7,300	-
Total current liabilities	14,703	-
Member's equity:		
Capital	155,811	139,211
Accumulated loss	(142,638)	(109,116)
Total member's equity	13,173	30,095
	$ 27,876	30,095

See accompanying notes.

CKS SECURITIES, LLC

Statements of Operations
For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenue:		
Fee income	$ 162,504	167,135
Expenses:		
Payroll	3,000	30,711
Insurance	3,554	3,584
Rent	18,000	27,552
Members' commissions	126,753	94,292
Professional fees	13,401	3,496
Marketing	-	250
Office expenses	14,149	10,204
Regulatory fees	17,169	6,519
	196,026	176,608
Net loss	$ (33,522)	(9,473)

See accompanying notes.

CKS SECURITIES, LLC

Statements of Member's Equity
For the Years Ended December 31, 2012 and 2011

	Capital	Accumulated Loss	Total
Balance December 31, 2010	$ 106,136	(99,643)	6,493
Capital contributions	33,075		33,075
Net loss		(9,473)	(9,473)
Balance, December 31, 2011	139,211	(109,116)	30,095
Capital contributions	16,600		16,600
Net loss		(33,522)	(33,522)
Balance, December 31, 2012	$ 155,811	(142,638)	13,173

See accompanying notes.

CKS SECURITIES, LLC

Statements of Cash Flows
For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net loss	$ (33,522)	(9,473)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable	(5,000)	-
Increase in accounts payable	7,403	-
Increase in accrued expenses	7,300	-
Net cash used by operating activities	(23,819)	(9,473)
Cash flows from financing activities:		
Capital contributions	16,600	33,075
Net cash provided by financing activities	16,600	33,075
Net (decrease) increase in cash	(7,219)	23,602
Cash, beginning of year	30,095	6,493
Cash, end of year	$ 22,876	30,095

See accompanying notes.

CKS SECURITIES, LLC

Notes to Financial Statements
For the Years Ended December 31, 2012 and 2011

---

(1) Summary of significant accounting policies:

Nature of Company's business:

The Company was registered under the laws of the State of Arizona in March, 2009 to operate as a middle-market investment bank providing merger, acquisition, valuation and merchant banking advisory services to clients.

Statement of cash flows:

Cash consists of Federally insured bank deposits.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash, which is carried at fair value.

Expense sharing

The Company has an expense sharing agreement with its owner, CKS Advisors, LLC whereby certain expenses, primarily rent, payroll, insurance, furniture and equipment are shared by the companies. Under the arrangement, the Company has no liability under rental leases or for payroll taxes and related compliance and owns no depreciable assets.

CKS SECURITIES, LLC

Notes to Financial Statements
For the Years Ended December 31, 2012 and 2011

---

(2) Related party:

Amounts paid to the Company's owner for shared expenses follow:

Rent	$ 18,000
Payroll	1,500
Legal fees	9,010
Other office expenses	13,584
	$ 42,094

(3) Income taxes:

All income and expense is passed through the Company for income tax purposes and reported on the income tax returns of the individual member. Accordingly, the financial statements include no provision or liability for income taxes

(4) Net capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by FINRA. Under FINRA's formula, the Company must maintain a net worth of $5,000 as of December 31, 2012.

(5) Subsequent events:

The entity did not have any subsequent events through February 26, 2013, which is the date the financial statements were available to be issued, requiring recording or disclosure in the financial statements for the year ended December 31, 2012.

CKS SECURITIES, LLC

Computation of Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2012

Stockholder's equity (capital) per balance sheet at December 31, 2012	$	13,173
Less not allowable assets:		
Cash in CRD account		193
Accounts receivable		5,000
Net capital for NASD requirement purposes as of December 31, 2012		7,980
Net capital required		5,000
Net capital in excess of amount required	$	2,980

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2012.

MICHAEL MAASTRICHT, CPA

Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com e-mail

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Member
CKS Securities, LLC:

In planning and performing our audit of the financial statements of CKS Securities, LLC, (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

Member
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Phoenix, Arizona
February 26, 2013